Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

Transcription – Lilium Film 2

Lilium Logo

Title

Program and

Certification

Caption:

Yves Yemsi

Chief Program Officer

My name is Yves Yemsi and I joined Lilium 18 months ago. Prior to Lilium I spent the last 16 years at Airbus, in my last role I was a Senior Vice President in charge of procurement for the Airbus Defense and Space Division. And before that I had the chance to lead the A350 quality program, so supporting the A350 program. That program as you know had been one of the successful programs at Airbus.

The reason I joined Lilium is because I was simply convinced that this is the best architecture on the market. The powerful design and concept, is in my view, better than the competition. But it’s not enough to have a concept, what you need is to bring it to the market and certify the product. To do that you need to have very rigorous product development process to ensure that we have a robust and safe design. In essence that is what the program is all about.

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So let me tell you a little more about this program development process. As you can see here, we have already started our architecture design and our preliminary design phase. You could look at this as being a four-and-a-half-year program, and that is very aggressive. But please remember a couple of things: first of all, before this concept was frozen there had already been five years of testing and prototyping different configurations.

The second thing, if you compare the duration of the program to a normal commercial aerospace program, you will see that it is shorter. Today if you were to develop a commercial aircraft you would probably be a timeline of six to seven years with the best tools.

The other thing to remember is that we don’t have the complexity that you would expect on a commercial, typical aircraft. There are no hydraulics, no pressurised cabin, no oxygen, there is a fixed landing gear and obviously there is no fuel system.

That complexity enables us to compress the timeline in the phase of detailed design and production and assembly. Less components, less drawings, less parts to assemble. However, what we have not done, we have not compressed the phase until PDR (editor’s note: Preliminary Design Review).

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Because this is in the early phase of the program, here, that we are doing two major activities. One of them is to mature the technology so that we are arriving at the right technology readiness level and it is done through a lot of demonstrations of technology testing, prototyping. And the other thing we are doing is validation of the airworthiness requirements. These phases are very important and we don’t want to rush towards PDR and CDR,which is a Critical Design Review, we are going step by step, very rigorously to de-risk the program upfront. That is a key piece of our approach for this program.

Why is that? Because we have innovative technologies mostly in the areas of propulsion and in the area of energy, so we want to make sure that we proceed with sufficient confidence before we get into the production and supply chain phases.

Alright, so as I told you, one of the key aspects of our program development plan, we’re following the typical V and V Validation and Verification process. Validation and cascading the requirements to our component level, and then verification to make sure that these requirements are met.

Today we are heading towards our preliminary design review and as you notice we have invested almost two years until this preliminary design review. In an aggressive program timeline like this, it is essential to anticipate the risks and mitigate them. So as I said, each different phases have their risks. Upfront, airworthiness requirements and technology maturity; so we are constantly and continuously engaging with EASA and FAA to make sure we have clarity on those requirements which are still being formed. In order to de-risk our technology maturity we are going to an extensive testing campaign on our propulsion items, energy items, and also some elements of our flight controls. That is very also important.

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Down the road, a usual phase where things can happen is the flight test campaign. Where there are findings, and on a new aircraft inevitably we will have things that don’t go as expected. How do we mitigate the risk? Again is by being very rigorous towards our PDR and CDR to make sure we proceed with sufficient confidence in our design, make sure we have a very thorough systemic engineering process so that upfront we de-risk the flight test campaign. We want to fly with a very mature machine, that will enable us to go through this flight test campaign and perform the verification phase.

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The key enabler is the seniority and skills of our team. We have recruited a very seasoned, experienced aerospace engineering team in order to make sure that we could anticipate this risk. We have all been through different phases from different programs, we have seen things that work and things that don’t work. So we want to make sure that we avoid or minimise the risk of making such mistakes, so that we can proceed and achieve this aggressive timeline.

We are driving a concurrent certification process with FAA and EASA. EASA is our certification agency, we are located in Europe and they are our authorities of reference. We will drive with them certification process, while FAA is our validation authority as we want to achieve a type certification in the United States. So our primary point of contact is with EASA and then we are also collaborating with FAA, through EASA, on the validation of this certification. Our objective is to achieve an almost simultaneous certification on both sides of the Atlantic.

The second aspect, which is also very important, the requirements for eVTOLs are being worked right now, it’s very important that they should be aligned between EASA and FAA. So the two authorities are driving this process and we are continuously engaging with them to understand what these requirements are and we are also participating in different industry forums in order to make sure that we see how these requirements will be formed.

EASA has been already in 2019 publishing some special condition VTOLs which are performance-based rules. But more important, they have in the meantime already published some draft means of compliance. And that is fundamental, because as I said before, these are the requirements that are driving our design. The second aspect that I wanted to explain which is key is that our approach at Lilium is to design for certification based upon known requirements.

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That’s fundamental because if those requirements are unclear there is always the risk down the road that some of these requirements will change, driving a change in design and adding time and cost.

This is why we have invested a lot of time in the early phase before PDR to understand those requirements. And when some people ask me, why don’t you have a prototype flying which is representative of the final series aircraft, well I would say, if I had something flying today it would mean that this aircraft would have been designed two years ago. And two years ago there was no clarity in the requirements, so it would be a tremendous risk.

One important milestone that was completed, is in December 2020 EASA has provided us with CRI-A01 which means the certification basis and we have done that against SC VTOL so our next steps are now to get a certification basis agreed with FAA with the insurance of G01 issue paper.

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So let me summarise, we do believe that it is key to be successful in the certification process that we invest enough time and energy to engage and collaborate with the airworthiness authorities to understand and clarify the requirements upfront. This is a key enabler to de-risk, reduce the risk of certification and continue the process towards the type certification.

9.11 minutes